DITTYBASE TECHNOLOGIES INC.

(A Development Stage Company)

INTERIM REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006

(Unaudited – Prepared by management)

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
INTERIM CONSOLIDATED BALANCE SHEETS
September 30, 2006 and December 31, 2005
(Unaudited – Prepared by management)

ASSETS	September 30,	December 31,
	2006	2005

Current
Cash	$40,308	$104,878
Accounts receivable	45,907	41,455
GST receivable – Note 3	12,124	8,237
Marketable securities (Market value: $75; 2005: $75)	75	75
Prepaid expenses	29,172	29,190

	127,587	183,835

Security Deposits	2,700	2,700
Equipment – Notes 4 and 7	22,607	34,131
Website costs – Notes 5 and 9	27,716	11,645

	$180,609	$232,311

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 7	$813,774	$800,078
Due to related parties – Note 9	463,589	413,216
Loans payable – Note 6	105,880	261,200

	1,383,244	1,474,494

SHAREHOLDERS’ DEFICIENCY

Preferred shares, no par value
Unlimited preferred shares authorized, none outstanding
Common shares, no par value Notes 8 and 14
Unlimited share authorized
23,705,189 shares issued (2005: 20,455,582)	3,753,900	3,338,939
Share subscriptions – Notes 8 and 14	78,648	138,277
Contributed Surplus – Notes 8	189,500	189,500
Deficit accumulated during the development stage	(5,224,682)	(4,908,899)

	(1,202,634)	(1,242,183)

	$180,609	$232,311
Nature and Continuance of Operations – Note 1
Commitments – Notes 7, 8 and 12
Contingencies – Note 13
Subsequent Events – Notes 8 and 14

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
for the three and nine months ended September 30, 2006 and 2005
(Unaudited – Prepared by management)

	for three months ended		for nine months ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
Revenue
Music license sales	$52,749	$17,291	$112,985	$47,261
Miscellaneous – Note 9	-	-	-	-

	52,749	17,291	112,985	47,261
Expenses
Accounting and legal fees	$44,294	$67,036	$56,794	$76,314
Advertising and promotion	1,157	3,997	15,948	14,398
Amortization – equipment	3,946	1,867	11,861	6,453
– website	3,932	4,075	12,277	12,451
Bad debt	-	(14)	-	1,034
Credit card charges and fees	419	-	691	-
Filing Fees	2,095	4,633	2,700	5,603
Financial consulting fees	-	-	-	-
Foreign exchange loss (gain)	(14)	(2,474)	(4,554)	(2,464)
Interest and bank charges	2,412	2,034	7,327	6,257
Interest on capital lease	-	-	-	-
License fees	42,428	13,200	85,438	34,708
Management fees – Note 9	16,814	24,476	50,972	24,476
Consulting and Services	928	14,897	7,767	23,088
Office and miscellaneous	1,116	954	5,984	4,785
Rent – Note 9	6,342	5,942	19,506	17,933
Stock-compensation expense – Note 8	-	-	-	-
Telephone and internet	3,285	2,964	10,413	8,514
Transfer Agent Fees	944	-	3,546	-
Travel	-	419	-	419
Utilities	-	-	-	-
Wages and benefits	5,004	4,041	15,726	5,332
Wages and benefits to related
parties – Note 9	45,355	48,008	133,580	119,557

	(180,457)	(196,053)	(435,974)	(358,856)

Loss before other items	(127,707)	(178,762)	(322,989)	(311,595)

Other items:
Write-down of equipment	-	-	-	-
Gain on Settlement for accounts payable	-	-	7,205	-
Net loss for the period	(127,707)	(178,762)	(315,783)	(311,595)

Deficit, beginning of the period	(5,096,975)	(4,215,057)	(4,908,899)	(4,082,224)

Deficit, end of the period	$(5,224,682)	$(4,393,819)	$(5,224,682)	$(4.393,819)

Basic and diluted loss per share	$(0.005)	$(0.01)	$(0.013)	$(0.018)

Weighted average number of
shares outstanding	23,705,189	17,787,243	23,705,189	17,787,243

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and nine months ended September 30, 2006 and 2005
(Unaudited – Prepared by management)

	for the three months ended		for the nine months ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
Operating Activities
Net loss for the period	(127,707)	(178,762)	(315,783)	(311,595)
Adjustments to reconcile net loss used in
operations:
Amortization – equipment	3,946	1,867	11,861	6,453
– website	3,932	4,075	12,277	12,451
Write-down of equipment	-	-	-	-
Loss on write-down of marketable securities	-	-	-	-
Gain on settlement on accounts payable	-	-	(7,205)	-
Fx loss (gain)	(14)	(2,474)	(4,554)	(2,464)
Loss on termination of capital lease	-	-	-	-
Changes in non-cash working capital
balances related to operations:
Accounts receivable	(22,405)	(2,839)	(4,452)	(14,077)
GST receivable	(2,601)	(3,389)	(3,887)	16,722
Advances receivable	-	-	-	-
Prepaid expenses and security deposit	-	16	18	2,425
Accounts payables and accrued liabilities	70,967	96,829	25,455	53,139
Increase (decrease) in due to related parties	20,540	41,674	54,873	39,859

	(53,342)	(43,005)	(231,397)	(197,088)

Investing Activities
Acquisition of marketable securities	-	-	-	-
Increase in deferred charges	-	-	-	-
Acquisition of equipment	(49)	(3,531)	(336)	(16,654)
Increase in website costs	(8,169)	(5,070)	(28,348)	(17,033)
Proceeds from disposal of capital assets	-	-	-	-

	(8,218)	(8,601)	(28,684)	(33,687)

Financing Activities
Increase in loans payable	2,212	544	4,638	2,032
Increase (decrease) in due to related parties	(1,500)	(1,550)	(4,500)	(4,600)
Decrease in obligation under capital lease	-	-	-	-
Proceeds from issuance of common shares	80,934	16,275	255,003	124,434
Increase in share subscriptions	(49,556)	-	(59,629)	-
Increase in special warrant subscriptions	-	-	-	-

	32,090	15,269	195,512	121,866

…/Cont’d.

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.	Continued
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and nine months ended September 30, 2006 and 2005
(Unaudited – Prepared by management)

	for the three months ended		for the nine months ended
	Sept 30,2006	Sept 30, 2005	Sept 30,2006	Sept 30, 2005

Increase (decrease) in cash during the period	(29,471)	(30,756)	(64,570)	(103,329)

Cash, beginning of the period	69,779	95,044	104,878	167,617

Cash, end of the period	$40,308	$64,288	$40,308	$64,288
Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$-	$-	$-	$-

Income taxes	$-	$-	$-	$-
Non-cash Transactions – Note 10

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the period December 31, 2005 to September 30,2006
(Unaudited – Prepared by management)

					Deficit
					Accumulated
					During the
	Common Stock Issued		Share	Contributed	Development
	Shares	Amount	Subscriptions	Surplus	Stage	Total

Balance, December 31, 2005	20,455,582	$3,338,939	$138,277	$189,500	$(4,908,899)	$(1,242,183)

Issue of shares for cash:
- pursuant to private placements - at $0.25	24,000[22]	6,000	(6,000)	-	-	-
- at $0.25	595,058[23]	148,765	(113,764)	-	-	35,001
- at $0.25	346,478[24]	86,619	-	-	-	86,619
Issue costs	-	(19,381)	10,987	-	-	(8,394)
-pursuant to exercise of warrants - at $0.20	165,000[25]	33,000	(29,500)	-	-	3,500

Issue of shares for services rendered - at $0.35	19,071[26]	6,676	-	-	-	6,676
Issue of shares for debt settlement - at $0.076	2,100,000[26]	159,958	-	-	-	159,958

Issue costs – finders fee	-	(6,676)	-	-	-	(6,676)

Share subscriptions			84,047			84,047
Issue costs			(5,399)			(5,399)
Net loss for nine months ended Sept. 30, 2006	-	-	-	-	(315,783)	(315,783)

Balance September 30, 2006	23,705,189	$3,753,900	$78,648	$189,500	$(5,224,682)	$(1,202,634)

22 With one warrant per share attached; exercisable at $0.35; expired unexercised during the nine months ended September 30, 2006
23 With one warrant per share attached; exercisable at $0.50; outstanding until October 03, 2006
24 With one warrant per share attached; exercisable at $0.50; outstanding until February 02, 2007
25 Exercise of warrants re-priced at $0.20
26 No warrants attached

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006
(Unaudited – Prepared by management)

Note 1	Nature and Continuance of Operations

The Company is a development stage company and is developing Internet web site operations to license music online and multimedia management systems for multimedia and broadcast corporations.

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At September 30, 2006, the Company had not yet achieved profitable operations, has accumulated losses of $5,224,682 since its inception and has a working capital deficiency of $1,255,657 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

The Company was incorporated under the laws of the Province of Alberta and was registered as an extra-provincial company under the laws of the Province of British Columbia.

Note 2	Significant Accounting Policies

The interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars. These financial statements conform in all material respects with GAAP in the United States of America except as disclosed in Note 15 to the financial statements. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results may differ from these estimates.

The interim consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
September 30, 2006
(Unaudited – Prepared by management)– Page 2

Note 2	Significant Accounting Policies – (cont’d)

a)	Principles of Consolidation

These interim consolidated financial statements include the accounts of Dittybase Technologies Inc. and its wholly owned subsidiaries Dittybase Inc. (“Dittybase”), and The Decibel Collective Inc., companies incorporated in the Province of Alberta; and Dittybase America Inc., a company incorporated in the State of Delaware. All significant inter-company transactions and balances have been eliminated.

b)	Equipment and Amortization

Equipment is recorded at cost. The Company provides for amortization using the following methods at the following annual rates:

Furniture and equipment	20% declining balance
Leasehold improvements	5 years straight-line
Computer equipment	30% declining balance
Computer software	100% straight-line

Additions during the years are amortized at one-half the annual rate.

c)	Website Costs

Included in website costs is the cost of internal-use software, including software used to develop and operate the Company’s website. The Company expenses all costs related to the development of internal-use software other than those incurred during the application development stage. Costs incurred during the application development stage are capitalized.

Website costs are amortized at an annual rate of 100% straight-line; additions during the year are amortized at one-half the annual rate.

d)	Foreign Currency Translation

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates. Non-monetary items are translated at historical exchange rates. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in income when incurred.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
September 30, 2006
(Unaudited – Prepared by management)– Page 3

Note 2	Significant Accounting Policies – (cont’d)

e)	Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if its more likely than not that they can be realized. Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the year of the change.

f)	Leases

Leases are classified as either capital or operating. Those leases, which transfer substantially all the benefits and risks of ownership of the property to the Company, are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are charged to income as incurred.

g)	Financial Instruments

The carrying values of cash, accounts payable and accrued liabilities and loans payable approximate fair value because of the short maturity of those instruments. The carrying values of marketable securities and due to related parties also approximate fair value. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

h)	Revenue Recognition

Revenue from music licence sales to external customers is recognized upon transfer of title, which is completed when the customers download selected music tracks, and collectibility is reasonably assured.

Revenue from royalties with partners who provide the music libraries is recognized upon determination by an independent right reporting organization of royalties earned based on air time of licensed music, and collectibility is reasonably assured.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
September 30, 2006
(Unaudited – Prepared by management)– Page 4

Note 2	Significant Accounting Policies – (cont’d)

i)	Basic and Diluted Loss Per Common Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted-average number of common shares outstanding for the year. Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock. Due to the losses, potentially dilutive securities were excluded from the calculation of diluted LPS, as they were anti-dilutive. Therefore, there was no difference in the calculation of basic and diluted LPS.

j)	Marketable Securities

Marketable securities are carried at the lower of cost or market value.

k)	Stock-based Compensation

The fair value of all share purchase options granted is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

l)	Impairment of Long-lived Assets

Long-lived assets and intangibles held and used by the Company are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized. Management believes there has been no impairment of the Company’s long-lived assets as at September 30, 2006.

Note 3	GST Receivable

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
September 30, 2006
(Unaudited – Prepared by management)– Page 5

GST receivable is made up of value-added tax amounts incurred on Canadian expenditures that are refundable from the Government of Canada.

Note 4	Equipment – Notes 7 and 10

		September 30, 2006
		Accumulated
	Cost	Amortization	Net

Computer equipment	$70,673	$(56,313)	$14,360
Computer software	11,848	(9,556)	2,292
Furniture and equipment	18,339	(14,171)	4,168
Leasehold improvements	2,768	(982)	1,786

	$103,628	$(81,022)	$22,606

		September 30, 2005
		Accumulated
	Cost	Amortization	Net

Computer equipment	$70,623	$(50,942)	$19,681
Computer software	10,471	(2,469)	8,002
Furniture and equipment	18,338	(13,128)	5,210
Leasehold improvements	2,560	(588)	1,972

	$101,992	$(67,127)	$34,865

Note 5	Website Costs – Note 9

		Accumulated
	Cost	Amortization	Net
September 30, 2005	1,317,718	(1,299,374)	18,344

September 30, 2006	1,353,771	(1,326,055)	27,716

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
September 30, 2006
(Unaudited – Prepared by management)– Page 6

Note 6	Loans Payable

	Sept 30, 2006	Sept 30, 2005

Unsecured, non-interest bearing loan from unrelated party, with no specific terms for repayment	$-	$5,000

Unsecured, non-interest bearing loans from unrelated companies, with no specific terms for repayment	54,986	214,944

Unsecured loan from unrelated party bearing interest at 20% per annum, with no specific terms for repayment	50,894	42,412
	$105,880	$262,356

Note 7	Capital Leases Payable

The Company failed to make the required monthly lease payments pertaining to obligations under capital leases for computer equipment, software and related warranties and support services acquired in the year ended December 31, 2001. In April 2002, the lessor filed a claim against the Company in the amount of $839,321 for rental arrears and future rent. In June 2002, the computer equipment and software under the capital leases were repossessed by the lessor and the warranties and support services were terminated. The lessor obtained a judgement against the Company in the amount of $428,285 plus costs for the balance of the rental arrears and future rent. The amount of the judgement has been accrued by the Company, and is included in accounts payable.

Note 8	Share Capital – Note 14

a)	Share Subscriptions

At September 30, 2006, the Company received $84,047 in respect to 336,187 units at $0.25 per unit and paid out $5,399 in issue costs. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holders thereof the right to purchase one common share of the Company at a price of $0.50 until May 01, 2007.

b)	Commitments – Note 14 – (cont’d)

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
September 30, 2006
(Unaudited – Prepared by management)– Page 7

Share Purchase Warrants

At September 30, 2006, the Company had 941,536 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

No. of	Exercise	Expiry
Warrants	Price	Date

595,058	$0.50	October 03, 2006
346,478	$0.50	February 02, 2007

941,536

During the nine months ended September 30, 2006, 1,334,000 share purchase warrants, exercisable at $0.20 -$0.35, expired unexercised. Subsequent to September 30, 2006 494,058 share purchase warrants, exercisable at $0.50, expired unexercised.

Stock-based Compensation Plan

The Company has granted directors, employees and consultants common share purchase options. These options are granted with an exercise price equal to the market price of the Company’s shares on the date of the grant. Under the stock option plan, 25% of the options vest when granted and 12½ % vest every three months thereafter.

A summary of the stock option plan is presented below:

	Years ended December 31,
	2005		2004
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding, beginning of the year	-	-	-	-
Granted	1,895,000	$0.25	-	-

Outstanding, end of the year	1,895,000	$0.25	-	-

Exercisable, end of the year	1,895,000	$0.25	-	-

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
September 30, 2006
(Unaudited – Prepared by management)– Page 8

Note 8	Share Capital – Note 14 – (cont’d)

b)	Commitments – (cont’d)

Stock-based Compensation Plan – (cont’d)

During the year ended December 31, 2005, stock-based compensation expense of $189,500 (2004: $Nil) was recorded. The weighted average fair value of share purchase options granted of $0.10 (2004: $Nil) per option has been determined using the Black-Scholes option pricing model with the following assumptions:

	2005	2004

Expected dividend yield	0.0%	-
Expected volatility	73%	-
Risk-free interest rate	2.23%	-
Expected term in years	2 years	-

As at September 30, 2006, there are 1,895,000 director, employee and consultants share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held at $0.25 (US$0.21) per share expiring November 1, 2007.

Note 9	Related Party Transactions

The Company incurred the following costs, expenses and expense recoveries with a Company with a common director and directors and officers of the Company:

	For nine months ended September 30,
	2006	2005

Management fees	$50,971 $	24,476
Website costs – salaries	25,350	15,187
Wages and benefits	133,580	119,557
Miscellaneous income	-	(100)
Recovery of rent	(4,500)	(4,500)

	$205,401 $	154,620

Miscellaneous income includes recovery of moving costs from a company with a common director.

Note 9	Related Party Transactions – (cont’d)

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
September 30, 2006
(Unaudited – Prepared by management)– Page 9

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

The amounts due to related parties are unsecured, non-interest bearing, have no specific terms for repayment and are not convertible into common shares of the Company. These amounts consist of $89,083(December 31, 2005: $93,584) of loans and $78,071 (December 31, 2005: 34,980) of unpaid management fees due to a director and a company with a common director, $4,270 (December 31, 2005: $10,987) of unpaid share issue costs and $31,250 ( December 31, 2005: $18,750) of unpaid wages due to an officer of the Company, $260,915(December 31, 2005: $254,915) of unpaid wages and benefits due to two officers of the Company.

During the year ended August 31, 1999, the Company issued 3,300,000 common shares to directors of the Company pursuant to the reverse acquisition of Dittybase.

During the year ended December 31, 2000, the Company issued 1,988,285 common shares to companies with common directors and a former director of the Company.

During the year ended December 31, 2001, the Company issued 492,000 common shares to a company with a common director.

During the year ended December 31, 2005, The Company issued 2,200,000 common shares to two directors and 3 officers of the Company for wages and management fees.

Note 10	Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement. The following transactions have been excluded from the statements of cash flows:

During the nine months ended September 30, 2006, the Company:

      issued 2,100,000 common shares at $0.076 per share pursuant to a debt settlement agreement of $159,958 issued 19,071 common shares at $0.35 per share pursuant to services rendered of $6,676

During the year ended December 31, 2005, the Company:

      issued 2,200,000 common shares at $0.10 per share for payment of wages and management services.
      issued 150,000 common shares at $0.10 per share pursuant to a debt settlement agreement of $15,000.
Note 10	Non-cash Transactions – (cont’d)

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
September 30, 2006
(Unaudited – Prepared by management)– Page 10

During the year ended December 31, 2004, the Company:

      issued 120,000 common shares at $0.10 per share pursuant to subscriptions received in the prior year of $12,000 less issue costs of $840;

During the year ended December 31, 2003, the Company:

      issued 110,000 common shares at $0.15 per share pursuant to subscriptions received in the prior year of $16,500 less issue costs of $1,500;
      issued 132,214 common shares at $0.35 per share and 5,000 common shares at $0.15 per share pursuant to special warrant subscriptions received in the prior year of $47,025 less issue costs of $5,645.
Note 11	Corporate Income Tax Loss Carry-Forwards

At December 31, 2005, the Company has accumulated non-capital losses totalling 3,210,452, which is available to offset taxable income of future years. These losses expire as follows:

2006	$351,042
2007	505,253
2008	460,892
2009	537,665
2010	299,705
2014	244,381
2015	732,497
2022	11,417
2023	3,732
2024	2,161
2025	61,707

$3,210,452

The significant components of the Company’s future tax assets are as follows:

	2005	2004
Temporary differences – capital assets	$497,801	$481,888
Non-capital losses	1,082,730	816,128
	1,580,531	1,298,016
Valuation allowance	(1,580,531)	(1,298,016)
	$-	$-

Note 12	Commitments – Notes 7, 8 and 14

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
September 30, 2006
(Unaudited – Prepared by management)– Page 11

i)	The Company has lease commitments for its premises and office equipment, which require minimum payments totalling $66,303 payable as follows:

Year ended December 31, 2006	$18,083
2007	18,083
2008	18,083
2009	12,054

$66,303

ii)

During the year ended December 31, 2005, the Company entered into an agreement to obtain private placement financing of up to $2.5 million. The Company has advanced $25,000 as a non-refundable work fee, will pay a commission of 9% of the total amount of the financing upon closing and will issue common share purchase warrants of the Company equal to 10% of the total consideration received divided by the offering price per share.

Note 13	Contingencies

A notice of collection totalling $99,999 has been submitted to the Company for rental of computer equipment. Management is of the opinion that the notice is overstated by $11,436 as the computer equipment was disposed of and applied against the liability. The amount of $88,653 has been accrued by the Company, and is included in accounts payable. Management of the Company is attempting to negotiate a settlement of the remaining liability. The amount of the Company’s remaining liability, if any, is not determinable. Any settlement resulting from resolution of this contingency will be accounted for in the period of settlement.

Note 14	Subsequent Events – Note 8

Subsequent to September 30, 2006, the Company:

a)	receieved $25,750 in repect to 101,000 warrants exercised at $0.25 per warrant re- priced from $0.50 per warrant. Each warrant exercised entitles the holder to one common share of the Company.

b)

received $10,000 in respect to 40,000 units at $0.25 per unit less issue costs of $700. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holders thereof the right to purchase one common share of the Company at a price of $0.50 per share until May 01, 2007

c)

received $28,900, for services rendered, in respect to 115,600 units at $0.25 per unit. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holders thereof the right to purchase one common share of the Company at a price of $0.50 per share until May 01, 2007

Note 15	Differences Between Generally Accepted Accounting Principles in Canada and the United

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
September 30, 2006
(Unaudited – Prepared by management)– Page 12

States of America

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“US GAAP”).

The Company’s accounting principals generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

a)	Comprehensive Loss

US GAAP requires disclosure of comprehensive loss which, for the Company, is net income (loss) under US GAAP plus the change in cumulative translation adjustment under US GAAP.

Under Canadian GAAP, disclosure of comprehensive loss is required for years commencing on or after October 1, 2006.

b)	New Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

c)	The impact of the above on the financial statements for the nine months ended September 30 is as follows:

	2006	2005

Net loss for the year per Canadian
GAAP and comprehensive loss for the
year per US GAAP	$(315,783)	$(311,595)
Foreign currency translation adjustment	(4,554)	(2,464)

Net loss for the year under US GAAP	$(320,337)	$(314,059)

Basic income (loss) per share:
Canadian GAAP	$(0.013)	$(0.018)

US GAAP	$(0.013)	$(0.018)

Note 15	Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
September 30, 2006
(Unaudited – Prepared by management)– Page 13

Had the Company followed US GAAP, the consolidated statement of shareholder’s equity (deficiency) under US GAAP would have been reported as follows:

	2006	2005

Share capital
Common shares	$3,753,900	$3,044,728
Share subscriptions	78,648	(5,580)
Contributed Surplus	-	-
Special warrant subscriptions	-	-

	3,832,548	3,039,148

Accumulated deficit
Balance, beginning of period	(4,917,328)	(4,088,599)
Net loss for the period	(320,337)	(314,059)

	(5,237,665)	(4,402,059)

Accumulated other comprehensive income	9,207	7,974

Shareholders’ deficiency for US GAAP	$(1,395,911)	$(1,354,937)